                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           THE FORSCHNER GROUP, INC.
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
                         (Title of Class of Securities)


                                   346590102
                                 (CUSIP Number)


                           Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                                 April 6, 1995
           (Dates of Events Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                                      [ ]


Check the following box if a fee is being paid with this statement.

                                      [ ]






Page 1 of 8 Pages.


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

- --------------------------------------------------------                                --------------------------------------------
                 CUSIP No. 346590102                                  13D                             Page 2 of 8 Pages
- --------------------------------------------------------                                --------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                   Victorinox AG
- ------------------------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                             (a) [ ]
                                                                                                                            (b) [ ]
- ------------------------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                                                                              WC
- ------------------------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                                        [ ]
- ------------------------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     Switzerland
- ------------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
                          ----------------------------------------------------------------------------------------------------------
                               8      SHARED VOTING POWER

                                                                                790,500
                          ----------------------------------------------------------------------------------------------------------
                               9      SOLE DISPOSITIVE POWER


                          ----------------------------------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                                                                790,500
- ------------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         790,500
- ------------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [ ]
- ------------------------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            9.7%
- ------------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                                                                              CO
- ------------------------------------------------------------------------------------------------------------------------------------


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


- --------------------------------------------------------                                --------------------------------------------
                 CUSIP No. 346590102                                  13D                             Page 3 of 8 Pages
- --------------------------------------------------------                                --------------------------------------------


- ------------------------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                              Charles Elsener, Sr.
- ------------------------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                             (a) [ ]
                                                                                                                            (b) [ ]
- ------------------------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                                                                             N/A
- ------------------------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                                        [ ]
- ------------------------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     Switzerland
- ------------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
                          ----------------------------------------------------------------------------------------------------------
                               8      SHARED VOTING POWER

                                                                                790,500
                          ----------------------------------------------------------------------------------------------------------
                               9      SOLE DISPOSITIVE POWER


                          ----------------------------------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                                                                790,500
- ------------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         790,500
- ------------------------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [ ]
- ------------------------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            9.7%
- ------------------------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                                                                              IN
- ------------------------------------------------------------------------------------------------------------------------------------


                        AMENDMENT NO. 1 TO SCHEDULE 13D


                  Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995 (the "Original Statement") filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of The Forschner Group, Inc., a Delaware corporation ("Forschner"). Except as expressly set forth herein, there has been no material change in the facts set forth in the Original Statement.

                  The purpose of this Amendment is (i) to correct the "Date of Event Which Requires Filing of this Statement" as set forth on the cover page of the Original Statement from March 27, 1994 to March 27, 1995; and (ii) to report that Victorinox has purchased 115,000 shares of Forschner Common Stock in an open market transaction on April 6, 1995.

                  Each of Victorinox and Mr. Elsener is responsible for the completeness and accuracy of only that information concerning each of Victorinox and Mr. Elsener, respectively, contained herein, or in any subsequent amendment and is not responsible for the completeness or accuracy of any information concerning the other party. Neither Victorinox nor Mr. Elsener knows or has reason to believe that any information concerning the other party contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other party contained in such amendment is inaccurate at the time of such execution.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On April 6, 1995, Victorinox purchased 115,000 shares of Common Stock of Forschner (the "Additional Shares") in an open market transactions for an aggregate purchase price (including brokerage commissions) of $1,264,945, paid in cash from Victorinox's working capital.

Item 4.  Purpose of Transaction.

                  Victorinox acquired the Additional Shares for investment purposes.

                  Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their investment in Forschner, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or to be held by them, depending on market conditions and other circumstances. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:

                           (a)      The acquisition by any person of  additional
securities of Forschner, or the disposition of securities of Forschner;

                           (b)      An extraordinary corporate transaction, such
as a merger, reorganization or liquidation, involving Forschner or any of its subsidiaries;

                           (c)      A sale or  transfer of a material amount of
assets of Forschner or any of its subsidiaries;

                           (d)      Any change in the present board of directors
or management of Forschner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                           (e)      Any   material    change   in  the   present
capitalization or dividend policy of Forschner;

                           (f)      Any  other  material  change  in Forschner's
business or corporate structure;

                           (g)      Changes in Forschner's  charter, by-laws  or
instruments corresponding thereto or other actions which may impede the acquisition of control of Forschner by any person;

                           (h)      Causing  a  class of securities of Forschner
to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           (i)      A class of equity  securities  of  Forschner
becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                           (j)      Any   action   similar   to   any  of  those

enumerated above.

Item 5.  Interest in Securities of the Issuer.

                           (a)      Victorinox is the  beneficial  owner  of  an
aggregate of 790,500 shares of Common Stock, constituting approximately 9.7% of the issued and outstanding shares of Common Stock as of the date hereof. As the controlling stockholder of Victorinox, Mr. Elsener may be deemed to be the beneficial owner of the shares of Common Stock held by Victorinox and thus may be deemed to be the beneficial owner of 790,500 shares of Common Stock, constituting approximately 9.7% of the issued and outstanding shares of Common Stock as of the date hereof.

                           (b)      Victorinox and  Mr. Elsener  share with each
other the power to vote or direct the vote and to dispose or direct disposition of 790,500 shares of Common Stock held by Victorinox.

                           (c)      Except  for  the open  market  purchase   by
Victorinox on April 6, 1995, of 115,000 shares of Common Stock at a price of $10.9375 per share (exclusive of brokerage commissions), there were no transactions in Common Stock effected during the period since the filing of the Original Statement and ending on the date hereof.

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 1995
                                               VICTORINOX AG


[CAPTION]

                                               By: /s/ Charles Elsener, Sr.
                                                       Charles Elsener, Sr.

                                               By: /s/ Charles Elsener, Sr.
                                                       Charles Elsener, Sr.




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